**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549**

FORM 6-K

**REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934**

Report on Form 6-K dated February 26, 2019

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Rahima Moosa Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   **No X**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   **No X**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   **No X**

Enclosure: Press release: **DEALINGS IN SECURITIES BY AN EXECUTIVE DIRECTOR OF ANGLOGOLD ASHANTI LIMITED**

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN: ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
JSE Bond Company Code - BIANG
("AngloGold Ashanti" or the "Company")

25 February 2019

NEWS RELEASE

DEALINGS IN SECURITIES BY AN EXECUTIVE DIRECTOR OF ANGLOGOLD ASHANTI LIMITED

In terms of JSE Listings Requirement 3.63, AngloGold Ashanti gives notice that an Executive Director has dealt in securities of the Company, after having received clearance to do so in terms of JSE Listings Requirement 3.66.

The transactions were pursuant to a sign-on award. In terms of the award, the executive director will receive AngloGold Ashanti shares to the value of US$2,800,000. 50% of the award vested on 31 January 2019, and two equal tranches of US$700,000 each will vest on 31 January 2020 and 31 January 2021 respectively.

The number of shares allocated has been calculated using the five-day volume weighted average price of the JSE AngloGold Ashanti share price as well as the five-day USD/ZAR exchange rate prior to 1 September 2018.

Vesting date	Value of Shares (USD)	Value of Shares (ZAR) [1]	Number of AGA shares [2]
January 2019	1,400,000	20,188,000	175,877
January 2020	700,000	10,094,000	87,939
January 2021	700,000	10,094,000	87,939
TOTAL	**2,800,000**	**40,376,000**	**351,755**

[1]   Exchange rate five-day USD/ZAR exchange rate prior to 1 September 2018: 1 USD: 14.42 ZAR
[2]   JSE five-day VWAP prior to 1 September 2018: 114.7845

The Company has awarded the first tranche of the sign-on bonus to the executive director as detailed below, following an on-market purchase of AngloGold Ashanti shares by the Company:

Name of director	Kelvin Dushnisky
Name of company	AngloGold Ashanti Limited
Nature of transaction	Off market award of the first tranche of the sign-on bonus
Class of security	Ordinary shares
Date of transaction	20 February 2019
Number of shares purchased and awarded	40,877
Price per share	R220.7241
Value of transaction (excluding brokerage and other fees)	R9,022,539.04

Date of transaction	21 February 2019
Number of shares purchased and awarded	135,000
Price per share	R218.6826
Value of transaction (excluding brokerage and other fees)	R29,522,151.00
Nature and extent of interest	Direct beneficial
Prior clearance to deal	Obtained

ENDS
Johannesburg
JSE Sponsor: The Standard Bank of South Africa Limited

CONTACTS

Media

Chris Nthite   +27 11 637 6388/+27 83 301 2481   cnthite@anglogoldashanti.com

Stewart Bailey   +27 81 032 2563 / +27 11 637 6031   sbailey@anglogoldashanti.com

General inquiries   media@anglogoldashanti.com

Investors

Stewart Bailey   +27 81 032 2563 / +27 11 637 6031   sbailey@anglogoldashanti.com

Sabrina Brockman   +1 646 880 4526/ +1 646 379 2555   sbrockman@anglogoldashanti.com

Fundisa Mgidi   +27 11 6376763 / +27 82 821 5322   fmgidi@anglogoldashanti.com

Website: www.anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: February 26, 2019

By: /s/ M E SANZ PEREZ

Name: M E Sanz Perez

Title: EVP: Group Legal, Commercial & Governance